SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENDURO ROYALTY TRUST

(Name of Issuer)

Trust Units

(Title of Class of Securities)

29269K 100

(CUSIP Number)

Jon S. Brumley

777 Main Street, Suite 800

Fort Worth, Texas 76102

(817) 744-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Enduro Resource Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,600,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,600,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,600,000 Trust Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Enduro Resource Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00 (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,600,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,600,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,600,000 Trust Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS R/C IV Enduro Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,600,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,600,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,600,000 Trust Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Riverstone/Carlyle Energy Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,600,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,600,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,600,000 Trust Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	SEE INSTRUCTIONS

CUSIP No. 29269K 100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS R/C Energy GP IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,600,000 Trust Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,600,000 Trust Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,600,000 Trust Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

Introduction.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on November 18, 2011 (the “Schedule 13D”) relating to the trust units representing beneficial interests (the “Trust Units”) in Enduro Royalty Trust, a Delaware statutory trust (the “Issuer”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have meanings previously given to them on the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended by:

(1)	deleting Schedule A of Schedule 13D and replacing it with Schedule A attached hereto.

(2)	amending paragraph (b)(ii) by replacing the following:

c/o Riverstone Holdings LLC

712 Fifth Avenue, 51st Floor

New York, New York 10019.

with:

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019.

(3)	amending the first sentence of paragraph (c)(i) by replacing “Texas, Louisiana and New Mexico” with “Texas, Louisiana, New Mexico, North Dakota and Wyoming.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On September 26, 2013, Enduro Partners entered into an underwriting agreement (the “Underwriting Agreement”), by and among the Trust, Enduro Partners and the underwriters named therein (the “Underwriters”), with respect to the sale (the “Secondary Offering”) by Enduro Partners of 11,200,000 Trust Units at a price of $13.296 per Trust Unit. Pursuant to the Underwriting Agreement, Enduro Partners has granted the Underwriters a 30-day option to purchase an additional 1,680,000 Trust Units.

On October 2, 2013, also pursuant to the Underwriting Agreement, Enduro Partners sold 11,200,000 Trust Units to the Underwriters.

Further pursuant to the Underwriting Agreement, Enduro Partners has entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which it has agreed with the Underwriters not to dispose of or hedge any Trust Units or securities convertible into or exchangeable for Trust Units during the period from September 26, 2013 continuing through and including the date 60 days after September 26, 2013, except with the prior written consent of the Barclays Capital Inc.

The foregoing descriptions of the Underwriting Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement, which is filed as Exhibit 99.2 hereto, and the form of Lock-up Agreement, which is included as Exhibit A-1 to the Underwriting Agreement, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Clauses (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a)-(b) (i)	Enduro Partners is the record owner of 8,600,000 Trust Units, which represents 26.1% of the outstanding Trust Units (based on the number of Trust Units outstanding as of October 2, 2013 as disclosed in the Prospectus Supplement dated September 26, 2013 of the Issuer and Enduro Partners relating to the Secondary Offering). Enduro Partners has shared voting and dispositive powers with respect to the 8,600,000 Trust Units.

(ii)	Enduro Holdings does not directly own any Trust Units. By virtue of being the sole member of Enduro Partners, Enduro Holdings may be deemed to possess shared voting and dispositive powers with respect to the 8,600,000 Trust Units held by Enduro Partners, representing 26.1% of the outstanding Trust Units.

(iii)	R/C IV Enduro does not directly own any Trust Units. By virtue of owning 92.7% of the limited liability company interests in Enduro Holdings, R/C IV Enduro may be deemed to possess shared voting and dispositive powers with respect to the 8,600,000 Trust Units held by Enduro Partners, representing 26.1% of the outstanding Trust Units.

(iv)	Riverstone/Carlyle Energy does not directly own any Trust Units. By virtue of being the sole general partner of R/C IV Enduro, Riverstone/Carlyle Energy may be deemed to possess shared voting and dispositive powers with respect to the 8,600,000 Trust Units held by Enduro Partners, representing 26.1% of the outstanding Trust Units.

(v)	R/C Energy GP does not directly own any Trust Units. By virtue of being the sole general partner of Riverstone/Carlyle Energy, R/C Energy GP may be deemed to possess shared voting and dispositive powers with respect to the 8,600,000 Trust Units held by Enduro Partners, representing 26.1% of the outstanding Trust Units.

(vi)	See Schedule A for the aggregate number and percentage of Trust Units beneficially owned by the Listed Persons.

(c)	Clause (c) is amended and supplemented by the following:

Item 4 above summarizes the Secondary Offering and is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Underwriting Agreement and the Lock-up Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement, which includes the form of Lock-up Agreement as Exhibit A-1 thereto, is attached as Exhibit 99.2 to this Amendment No. 1, and is incorporated by reference herein.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Schedule 13D, dated November 18, 2011, filed by Enduro Resource Partners LLC).

99.2	Underwriting Agreement dated as of September 26, 2013 among Enduro Resource Partners LLC, Enduro Royalty Trust and Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein, including the form of Lock-up Agreement as Exhibit A-1 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, dated October 2, 2013 filed by Enduro Royalty Trust).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 10, 2013	ENDURO RESOURCE PARTNERS LLC

	By:	/s/ Jon S. Brumley
		Name:	Jon S. Brumley
		Title:	President and Chief Executive Officer

ENDURO RESOURCE HOLDINGS LLC

	By:	/s/ Jon S. Brumley
		Name:	Jon S. Brumley
		Title:	President and Chief Executive Officer

S-1

R/C IV ENDURO HOLDINGS, L.P.

By:	Riverstone/Carlyle Energy Partners IV, L.P., its sole general partner

By:	R/C Energy GP IV, LLC, its sole general partner

By:	/s/ Tom Walker
Name: Tom Walker
Title: Managing Director

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By:	R/C Energy GP IV, LLC, its sole general partner

By:	/s/ Tom Walker
Name: Tom Walker
Title: Managing Director

R/C ENERGY GP IV, LLC

By:	/s/ Tom Walker
Name: Tom Walker
Title: Managing Director

S-2

Schedule A

Listed Persons

As of September 26, 2013

Executive Officers of Enduro Partners

Jon S. Brumley

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: President and Chief Executive Officer of each Enduro Entity

Citizenship: USA

Amount Beneficially Owned: 30,000 Trust Units (less than 1%)*

John W. Arms

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Executive Vice President and Chief Operating Officer of each Enduro Entity

Citizenship: USA

Amount Beneficially Owned: 20,000 Trust Units (less than 1%)*

Kimberly A. Weimer

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Vice President and Chief Financial Officer of each Enduro Entity

Citizenship: USA

Amount Beneficially Owned: 1,700 Trust Units (less than 1%)*

Bill R. Pardue

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Director, Engineering and Operations of Enduro Partners

Citizenship: USA

Amount Beneficially Owned: 4,200 Trust Units (less than 1%)*

David J. Grahek

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Director, Geology of Enduro Partners

Citizenship: USA

Amount Beneficially Owned: 7,500 Trust Units (less than 1%)*

Executive Officers of Enduro Holdings

Jon S. Brumley

(see above)

John W. Arms

(see above)

Kimberly A. Weimer

(see above)

Board of Managers of Enduro Partners and Enduro Holdings

Jon S. Brumley

(see above)

John W. Arms

(see above)

David Leuschen

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Senior Managing Director of Riverstone Holdings LLC (“Riverstone”)

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

Pierre F. Lapeyre, Jr.

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Senior Managing Director of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

N. John Lancaster, Jr.

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner and Managing Director of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

I. Jon Brumley

777 Main Street, Suite 800

Fort Worth, Texas 76102

Principal Occupation: Private Investor

Citizenship: USA

Amount Beneficially Owned: 112,360 Trust Units (less than 1%)*

Managing Committee of R/C Energy GP

Pierre F. Lapeyre, Jr.

(see above)

David M. Leuschen

(see above)

Lord John Browne

c/o Riverstone Europe LLP

3 Burlington Gardens

London W1S 3EP England

Principal Occupation: Partner and Managing Director of Riverstone

Citizenship: UK

Amount Beneficially Owned: 0 Trust Units

Michael B. Hoffman

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner and Managing Director of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

N. John Lancaster, Jr.

(see above)

Andrew W. Ward

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner and Managing Director of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

Daniel A. D’Aniello

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W., Suite 200 South

Washington, D.C. 20004

Principal Occupation: Managing Director of The Carlyle Group

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

Edward J. Mathias

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W., Suite 200 South

Washington, D.C. 20004

Principal Occupation: Managing Director of The Carlyle Group

Citizenship: USA

Amount Beneficially Owned: 0 Trust Units

*	Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Trust Units.